UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 11, 2015

uniQure N.V.

Jörn Aldag, Chief Executive Officer

Meibergdreef 61

Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

All resolutions proposed at the 2015 Annual General Meeting of Shareholders (“AGM”) of uniQure N.V. (“uniQure”) held on Wednesday, June 10, 2015 have been passed.  The total number of ordinary shares eligible to vote at the AGM was 21.498.664, with one vote per ordinary share.

The shareholders of uniQure voted on the following:

Agenda Item 4 — To adopt the annual report and accounts for 2014

Regarding the proposal to adopt the annual report and annual accounts for the financial year 2014, 12,554,569 votes cast in favour, 5,784 votes cast against, and 2,829 votes abstained.

Agenda Item 5 — To discharge the liability of the Management Board

Regarding the proposal to grant discharge to the members of the Management Board for the management and conducted policy during the financial year 2014, 12,475,949 votes cast in favour, 82,971 votes cast against, and 4,262 votes abstained.

Agenda Item 6 — To discharge the liability of the Supervisory Board

Regarding the proposal to grant discharge to the members of the Supervisory Board for their supervision of the policies of the Management Board and the general course of affairs of the Company and its affiliated business during the financial year 2014, 12,475,949 votes cast in favour, 82,961 votes cast against, and 4,272 votes abstained.

Agenda Item 7 — To reappoint PwC as auditor of the Company for the 2015 financial year

Regarding the proposal to reappoint PricewaterhouseCoopers Accountants N.V. as the external auditor charged with the auditing of the Annual Accounts for the financial year 2015, 12,696,720 votes cast in favour, 5,501 votes cast against, and 150 votes abstained.

Agenda Item 8 — To appoint Mr. Kapusta as member of the Management Board

Regarding the proposal to appoint Mr. Kapusta as a member of the Management Board of the Company for a term ending at the end of the 2019 AGM, 12,499,834 votes cast in favour, 630 votes cast against, and 62,718 votes abstained.

Agenda Item 9 — To appoint Mr. Astley-Sparke as member of the Supervisory Board

Regarding the proposal to appoint Mr. Astley-Sparke as Supervisory Director of the Company for a term ending at the end of the 2018 AGM, 12,316,046 votes cast in favour, 242,718 votes cast against, and 4,418 votes abstained.

Agenda Item 10 — Remuneration of the Supervisory Board

Regarding the proposal for remuneration of the Supervisory Board, 9,075,194 votes cast in favour, 3,487,197 votes cast against, and 791 votes abstained.

Agenda Item 11 — To designate the Management Board as the competent body to issue ordinary shares

Regarding the proposal to designate the Management Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months with effect from 11 June 2015 and to limit or exclude pre-emptive rights in connection therewith, 12,327,919 votes cast in favour, 234,493 votes cast against, and 770 votes abstained.

Agenda Item 12 — Issuance of (rights to) ordinary shares in connection with the BMS Transaction and exclusion of pre-emptive rights in connection therewith

Regarding the proposal for issuance of (rights to) ordinary shares in connection with the BMS Transaction and exclusion of pre-emptive rights in connection therewith, 12,498,128 votes cast in favour, 6,604 votes cast against, and 58,450 votes abstained.

Agenda Item 13a — 2014 Amendment of the 2014 Share Incentive Plan

Regarding the proposal for the 2014 Share Incentive Plan, 9,280,897 votes cast in favour, 3,280,735 votes cast against, and 1,550 votes abstained.

Agenda Item 13b — Designation of the Supervisory Board as the competent body to issue ordinary shares and options and to exclude pre-emptive rights under the Amended Plan

Regarding the proposal for the designation of the Supervisory Board as the competent body to issue ordinary shares and options and to exclude pre-emptive rights under the Amended Plan, 9,226,191 votes cast in favour, 3,277,821 votes cast against, and 59,170 votes abstained.

Agenda Item 14 — To authorise the Management Board as the competent body to repurchase ordinary shares

Regarding the proposal to authorise the Management Board to resolve on the acquisition by the Company of its own fully paid-up ordinary shares, subject to the approval of the Supervisory Board, 12,555,181 votes cast in favour, 6,851 votes cast against, and 1,150 votes abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: June 11, 2015	By:	/S/ JORN ALDAG
Jorn Aldag
Chief Executive Officer